UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Carlyle Credit Solutions, Inc.
(Name of Subject Company (Issuer))
Carlyle Credit Solutions, Inc.
(Name of Filing Person (Offeror and Issuer))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)

Aren LeeKong
President and Chief Executive Officer
Carlyle Credit Solutions, Inc.
One Vanderbilt Avenue, Suite 3400
New York, NY 10017
(212) 813-4900

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4940
December 30, 2022
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:
☐    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Carlyle Credit Solutions, Inc., a Maryland corporation (the “Company”), with the U.S. Securities and Exchange Commission on December 30, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 2,117,816 shares of its common stock, par value $0.01 per share (the “Shares”), at a purchase price equal to the net asset value per Share as of December 31, 2022, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4:

-    The Company has received the final results of the tender offer, which expired at 11:59 p.m., New York City Time, on January 30, 2023;

-    The Company has accepted for purchase 2,117,816 Shares at a purchase price per Share equal to the net asset value per Share as of December 31, 2022;

-    Due to the oversubscription of the tender offer, based on the final count by State Street Bank and Trust Company, the Company’s transfer agent, the Company accepted for purchase on a pro rata basis approximately 46.659% of the Shares properly tendered and not properly withdrawn; and

-    The number of Shares that the Company has accepted for purchase in the tender offer represents approximately 3.627% of the total number of Shares outstanding as of December 31, 2022.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the below paragraph as the last paragraph in Section 3 on page 3 of the Offer to Purchase:

“On February 2, 2023, the Company issued a letter to stockholders announcing the final results of the Offer, which expired at 11:59 p.m., New York City Time, on January 30, 2023. A copy of this letter is filed as Exhibit (a)(vii) and is incorporated by reference herein.”
Item 12. Exhibits.
(a)(1)
(i)     Cover Letter to Offer to Purchase and Letter of Transmittal.*
(ii)     Offer to Purchase.*
(iii)     Form of Letter of Transmittal.*

(iv)     Form of Letter from the Company to Stockholders in Connection with the Company’s Acceptance of     Shares.
(v)     Form of Promissory Note.*
(vi)    Form of Notice of Withdrawal of Tender.*
(vii)     Form of Letter, dated February 2, 2023, from the Company to Stockholders Announcing the Results of     the Tender.
(a)(2)-(4)    Not applicable.
(d)(1)    Voting Agreement, dated April 4, 2022, by and among Cliffwater Corporate Lending Fund, Cliffwater     LLC and Carlyle Credit Solutions, Inc. (incorporated by reference to Exhibit 99.(D)(2) of Schedule     TO-T filed by CDL Tender Fund 2022-1, L.P. (File No. 005-90234)).*
(e)    None.
(f)    Not applicable.
(g)    Not applicable.
(h)    Not applicable.
107    Filing Fee Table
_____________

* Previously filed on December 30, 2022 as an exhibit to the Schedule TO.

Item 13. Information Required by Schedule 13E-3.
    Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CARLYLE CREDIT SOLUTIONS, INC.
By:    /s/ Joshua Lefkowitz
Name:    Joshua Lefkowitz
Title:    Chief Compliance Officer and Secretary
Dated: February 2, 2023

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*
(a)(1)(ii)	Offer to Purchase.*
(a)(1)(iii)	Forms of Letter of Transmittal.*
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.
(a)(1)(v)	Form of Promissory Note.*
(a)(1)(vi)	Forms of Notice of Withdrawal of Tender.*
(a)(1)(vii)	Form of Letter, dated February 2, 2023, from the Company to Stockholders Announcing the Results of the Tender.
(d)(1)
Voting Agreement, dated April 4, 2022, by and among Cliffwater Corporate Lending Fund, Cliffwater LLC and Carlyle Credit Solutions, Inc. (incorporated by reference to Exhibit 99.(D)(2) of Schedule TO-T filed by CDL Tender Fund 2022-1, L.P. (File No. 006-90234)). *

107	Filing Fee Table
_____________

* Previously filed on December 30, 2022 as an exhibit to the Schedule TO.

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